UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)*

Ellomay Capital Ltd

(Name of Issuer)

Ordinary Shares, par value NIS 10.00 per share

(Title of Class of Securities)

M39927120

(CUSIP Number)

January 2, 2020 (1)

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(1)	This Statement on Schedule 13G also serves as Statement on Schedule 13G reporting holdings as of December 31, 2019, according to the obligation to file annual amendment to Schedule 13G.

CUSIP No. M39927120	13G	Page 2 of 11 Pages

1	NAME OF REPORTING PERSONS Dov Yelin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER ---
	6	SHARED VOTING POWER 1,168,953 (*)(**)
	7	SOLE DISPOSITIVE POWER ---
	8	SHARED DISPOSITIVE POWER 1,168,953 (*)(**)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,168,953 (*)(**)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 10.18% (**)(***)
12	TYPE OF REPORTING PERSON (See instructions) IN

(*)	This figure is as of January 2, 2020. On December 31, 2019, this figure was 1,082,698.

(**)	The beneficial ownership of the securities reported herein is described in Item 4(a).

(***)	Based on 11,479,094 Ordinary Shares outstanding as of January 2, 2020 (as reported by the Tel Aviv Stock Exchange on its website). On December 31, 2019, this figure was 9.43% based on 11,479,094 Ordinary Shares outstanding as of December 31, 2019 (as reported by the Tel Aviv Stock Exchange on its website).

CUSIP No. M39927120	13G	Page 3 of 11 Pages

1	NAME OF REPORTING PERSONS Yair Lapidot
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER ---
	6	SHARED VOTING POWER 1,168,953 (*)(**)
	7	SOLE DISPOSITIVE POWER ---
	8	SHARED DISPOSITIVE POWER 1,168,953 (*)(**)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,168,953 (*)(**)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 10.18% (**)(***)
12	TYPE OF REPORTING PERSON (See instructions) IN

(*)	This figure is as of January 2, 2020. On December 31, 2019, this figure was 1,082,698.

(**)	The beneficial ownership of the securities reported herein is described in Item 4(a).

(***)	Based on 11,479,094 Ordinary Shares outstanding as of January 2, 2020 (as reported by the Tel Aviv Stock Exchange on its website). On December 31, 2019, this figure was 9.43% based on 11,479,094 Ordinary Shares outstanding as of December 31, 2019 (as reported by the Tel Aviv Stock Exchange on its website).

CUSIP No. M39927120	13G	Page 4 of 11 Pages

1	NAME OF REPORTING PERSONS Yelin Lapidot Holdings Management Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER ---
	6	SHARED VOTING POWER 1,168,953 (*)(**)
	7	SOLE DISPOSITIVE POWER ---
	8	SHARED DISPOSITIVE POWER 1,168,953 (*)(**)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,168,953 (*)(**)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 10.18% (**)(***)
12	TYPE OF REPORTING PERSON (See instructions) CO

(*)	This figure is as of January 2, 2020. On December 31, 2019, this figure was 1,082,698.

(**)	The beneficial ownership of the securities reported herein is described in Item 4(a).

(***)	Based on 11,479,094 Ordinary Shares outstanding as of January 2, 2020 (as reported by the Tel Aviv Stock Exchange on its website). On December 31, 2019, this figure was 9.43% based on 11,479,094 Ordinary Shares outstanding as of December 31, 2019 (as reported by the Tel Aviv Stock Exchange on its website).

CUSIP No. M39927120	13G	Page 5 of 11 Pages

1	NAME OF REPORTING PERSONS Yelin Lapidot Mutual Funds Management Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER ---
	6	SHARED VOTING POWER 876,156 (*)(**)
	7	SOLE DISPOSITIVE POWER ---
	8	SHARED DISPOSITIVE POWER 876,156 (*)(**)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 876,156 (*)(**)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 7.63% (**)(***)
12	TYPE OF REPORTING PERSON (See instructions) CO

(*)	This figure is as of January 2, 2020. On December 31, 2019, this figure was 887,872.

(**)	The beneficial ownership of the securities reported herein is described in Item 4(a).

(***)	Based on 11,479,094 Ordinary Shares outstanding as of January 2, 2020 (as reported by the Tel Aviv Stock Exchange on its website). On December 31, 2019, this figure was 7.73% based on 11,479,094 Ordinary Shares outstanding as of December 31, 2019 (as reported by the Tel Aviv Stock Exchange on its website).

CUSIP No. M39927120	13G	Page 6 of 11 Pages

Item 1.	(a)	Name of Issuer:

Ellomay Capital Ltd.

(b)	Address of Issuer's Principal Executive Offices:

9 Rothschild Boulevard, 2nd floor, Tel Aviv, 6688112, Israel.

Item 2.	(a)	Name of Person Filing:

Dov Yelin

Yair Lapidot

Yelin Lapidot Holdings Management Ltd.

Yelin Lapidot Mutual Funds Management Ltd.

(b)	Address of Principal Business Office:

Dov Yelin – 50 Dizengoff St., Dizengoff Center, Gate 3, Top Tower, 13th floor, Tel Aviv 64332, Israel

Yair Lapidot – 50 Dizengoff St., Dizengoff Center, Gate 3, Top Tower, 13th floor, Tel Aviv 64332, Israel

Yelin Lapidot Holdings Management Ltd. – 50 Dizengoff St., Dizengoff Center, Gate 3, Top Tower, 13th floor, Tel Aviv 64332, Israel

Yelin Lapidot Mutual Funds Management Ltd. - 50 Dizengoff St., Dizengoff Center, Gate 3, Top Tower, 13th floor, Tel Aviv 64332, Israel

(c)	Citizenship or Place of Incorporation:

Dov Yelin – Israel

Yair Lapidot – Israel

Yelin Lapidot Holdings Management Ltd. – Israel

 Yelin Lapidot Mutual Funds Management Ltd. – Israel

(d)	Title of Class of Securities:

Ordinary Shares, par value NIS 10.00 per share

(e)	CUSIP Number:

M39927120

Item 3.	Not applicable.

CUSIP No. M39927120	13G	Page 7 of 11 Pages

Item 4.	Ownership:

(a)	Amount beneficially owned:

See row 9 of cover page of each reporting person.

On January 2, 2020, the securities reported herein were beneficially owned as follows:

●	876,156 Ordinary Shares (representing 7.63% of the total Ordinary Shares outstanding) beneficially owned by mutual funds managed by Yelin Lapidot Mutual Funds Management Ltd.

●	292,797 Ordinary Shares (representing 2.55% of the total Ordinary Shares outstanding) beneficially owned by provident funds managed by Yelin Lapidot Provident Funds Management Ltd.

On December 31, 2019, the securities reported herein were beneficially owned as follows:

●	887,872 Ordinary Shares (representing 7.73% of the total Ordinary Shares outstanding) beneficially owned by mutual funds managed by Yelin Lapidot Mutual Funds Management Ltd.

●	194,826 Ordinary Shares (representing 1.70% of the total Ordinary Shares outstanding) beneficially owned by provident funds managed by Yelin Lapidot Provident Funds Management Ltd.

The securities reported herein are beneficially owned by provident funds managed by Yelin Lapidot Provident Funds Management Ltd. and/or mutual funds managed by Yelin Lapidot Mutual Funds Management Ltd. (the “Subsidiaries”), each a wholly-owned subsidiary of Yelin Lapidot Holdings Management Ltd. ("Yelin Lapidot Holdings"). Messrs. Yelin and Lapidot each own 24.38% of the share capital and 25.004% of the voting rights of Yelin Lapidot Holdings, and are responsible for the day-to-day management of Yelin Lapidot Holdings. The Subsidiaries operate under independent management and make their own independent voting and investment decisions. Any economic interest or beneficial ownership in any of the securities covered by this report is held for the benefit of the members of the provident funds or mutual funds, as the case may be. This Statement shall not be construed as an admission by Messrs. Yelin and Lapidot, Yelin Lapidot Holdings or the Subsidiaries that he or it is the beneficial owner of any of the securities covered by this Statement, and each of Messrs. Yelin and Lapidot, Yelin Lapidot Holdings, and the Subsidiaries disclaims beneficial ownership of any such securities.

(b)	Percent of class:

See row 11 of cover page of each reporting person

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote:

See row 5 of cover page of each reporting person

(ii)	Shared power to vote or to direct the vote:

See row 6 of cover page of each reporting person and note in Item 4(a) above

CUSIP No. M39927120	13G	Page 8 of 11 Pages

(iii)	Sole power to dispose or to direct the disposition of:

See row 7 of cover page of each reporting person

(iv)	Shared power to dispose or to direct the disposition of:

See row 8 of cover page of each reporting person and note in Item 4(a) above

Item 5.	Ownership of Five Percent or Less of a Class:

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another:

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

Not applicable.

Item 8.	Identification and Classification of Members of the Group:

Not applicable.

Item 9.	Notice of Dissolution of Group:

Not applicable.

Item 10.	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. M39927120	13G	Page 9 of 11 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 9, 2020

Dov Yelin

/s/ Dov Yelin
By:	Dov Yelin

Yair Lapidot

/s/ Yair Lapidot
By:	Yair Lapidot

Yelin Lapidot Holdings Management Ltd.

/s/ Dov Yelin
By:	Dov Yelin
Title:	Joint Chief Executive Officer

Yelin Lapidot Mutual Funds Management Ltd.

/s/ Asaf Eldar
By:	Asaf Eldar
Title:	Chief Executive Officer

CUSIP No. M39927120	13G	Page 10 of 11 Pages

EXHIBIT NO.	DESCRIPTION

Exhibit 1	Joint Filing Agreement filed by and among the Reporting Persons, dated as of January 9, 2020.

CUSIP No. M39927120	13G	Page 11 of 11 Pages

Exhibit 1

Joint Filing Agreement

Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree that only one statement containing the information required by Schedule 13G need be filed with respect to the ownership by each of the undersigned of Ordinary Shares of Ellomay Capital Ltd. Each of them is responsible for the timely filing of such Schedule 13G and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate. In accordance with Rule 13d-1(k)(1), the undersigned hereby agree to the joint filing with each other on behalf of each of them of such a statement on Schedule 13G and any amendments thereto with respect to the equity securities (as defined in Rule 13d-1(i)) of the issuer, beneficially owned by each of them. This Joint Filing Agreement shall be included as an exhibit to such Schedule 13G and any amendments thereto.

This agreement may be executed in any number of counterparts, each of which shall be deemed an original.

January 9, 2020

Dov Yelin

/s/ Dov Yelin
By:	Dov Yelin

Yair Lapidot

/s/ Yair Lapidot
By:	Yair Lapidot

Yelin Lapidot Holdings Management Ltd.

/s/ Dov Yelin
By:	Dov Yelin
Title:	Joint Chief Executive Officer

Yelin Lapidot Mutual Funds Management Ltd.

/s/ Asaf Eldar
By:	Asaf Eldar
Title:	Chief Executive Officer